March 28, 2005

VIA EDGAR AND FEDERAL EXPRESS

Ms. Barbara C. Jacobs, Assistant Director
Division of Corporation Finance
Mail Stop 4-6
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Amendment No. 1 to Form S-3 filed March 16, 2005 File No. 333-122519

Post-Effective Amendment No. 2 to Form S-3 filed March 16, 2005 File No. 333-115822

Dear Ms. Jacobs:

Majesco Holdings Inc. responds as follows to the Staff's comment letter dated March 25, 2005 relating to the above-captioned Registration Statements. Captions and page references herein correspond to those set forth in each of the registration statements identified above copies of which have been filed simultaneously herewith. We will also be providing to the Staff, via courier, a black-lined copy of each of such registration statement marking the changes that have been made from the original filings. The black-lined copy will be sent to Mark Shuman for delivery on March 29, 2005. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

Incorporation of Information by Reference

1.	Please reference the Form 10-Q for the period ended January 31, 2005, that was filed on March 17, 2005. See Item 12(a)(2) of Form S-3.

We have revised the text in accordance with the Staff's request. Please see page 13.

Plan of Distribution

2.	We note your response that you are not aware of any selling stockholder who is undertaking the writing of non-traded and exchange-traded call options or hedge transactions and accordingly, you are not aware of any parameters by which the selling shareholders may act. Please advise as to the basis for your belief that this offering mechanism is compliant with Regulation M. Alternatively, consider removing this language from your disclosure.

We have revised the text in accordance with the Staff's request. Please see page 18 of Amendment No. 1 to Form S-3 and page 19 of Post-Effective Amendment No. 2.

If you have any questions or comments, please contact me at 732-225-8910.

Sincerely,
Jan E. Chason Chief Financial Oficer

Cc:	Mark P. Shuman